UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Mr. Yang Li

On July 1, 2023, Mr. Yang Li (“Mr. Li”) notified MDJM LTD (the “Company”) of his resignation as a director of the Company, effective July 1, 2023. Mr. Li has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Mr. Liang Zhang as Director

To fill in the vacancy created by the resignation of Mr. Li, on July 1, 2023, the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the board of directors (the “Board”) of the Company recommended, and the Board appointed, Mr. Liang Zhang (“Mr. Zhang”) to serve as a director of the Company, effective July 1, 2023.

Mr. Zhang, age 43, has over 20 years of business and managerial experience in the real estate service industry. Since 2002, Mr. Zhang has served as the deputy general manager of marketing for Mindajiahe (Tianjin) Co., Ltd. During his tenure, he demonstrated leadership and experience in corporate governance, operations, strategy development, human resources, and business development. Mr. Zhang attended Tianjin University, where he majored in project cost management.

There are no family relationships between Mr. Zhang and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Zhang and any other person pursuant to which he was appointed as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 7, 2023

MDJM LTD

By:	/s/Siping Xu
Name:	Siping Xu
Title:	Chief Executive Officer